Points International Ltd. and Hudson’s Bay Company Launch
Hbc Rewards “Top Up” Program

Hbc Rewards members can earn rewards more quickly by purchasing additional points online

TORONTO, November 15, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce that it has partnered with Hudson’s Bay Company (“Hbc”) to launch the Hbc Rewards “Top Up” Program. Built on the Points Business Solutions’ proprietary technology platform, the program will allow Hbc Rewards members to conveniently buy additional points online and reach an award level more quickly.

“We are very excited to have this opportunity to deepen our relationship with Hbc, Canada’s largest department store retailer, commented Rob MacLean, Chief Executive Officer of Points International Ltd. The launch of the “Top Up” product at Hbc, is a great complement to Hbc Rewards participation on Points.com, and is another sign of Hbc’s commitment to their most loyal customers. We are confident that our simple-to-use and high-performance solution will significantly increase Hbc’s value proposition and customer satisfaction.”

“We are pleased to partner with Points International to launch this new program that will allow Hbc Rewards members to get the rewards they want sooner,” said Stephen Knight, Senior Vice President, Hbc Rewards at Hudson’s Bay Company. “Points’ technical innovation and easy integration is the perfect engine to support our “Top Up” Program and we look forward to a long-term beneficial relationship with them.”

The Buy product is one of a suite of applications designed and built by Points International. With the installation of our Buy product at Hbc, Points now has 66 solutions operating with 23 distinct partners.

About Points International Ltd.
Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About Hudson’s Bay Company
Hbc is Canada's largest diversified general merchandise retailer, operating in department store (the Bay), mass merchandise (Zellers), specialty (Home Outfitters and Designer Depot) and discount (Fields) formats. With over 550 stores and nearly 70,000 associates located in every province in Canada, Hbc provides Canadians with stylish, quality merchandise at great value, through retail banners focused on exceptional customer service. Hbc is a Canadian retail leader in corporate social responsibility, and the fourth annual Hbc CSR report can be found at www.hbc.com.

For more information contact:
For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;

Allyson Pooley, Integrated Corporate Relations, (310) 954-1100,
allyson.pooley@icrinc.com

For partnerships and other inquiries:

Peter Lockhard, SVP Partners, Points International Ltd., (416) 596-6392
peter.lockhard@points.com